--------                                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION        -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires: December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
(Print or Type Responses)                Section 30(f) of the Investment Company Act of 1940           -----------------------------
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*         2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
Entman              Frederick                       (Month/Day/Year)       H Power Corp. ("HPOW")
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)       8/8/00              5. Relationship of Reporting Person(s) 6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS Identification       Director        X  10% Owner         (Month/Day/Year)
                                                    Number of            ----               ----
260 Titlou Road                                     Reporting Person,       Officer (give      Other (specify  ---------------------
-------------------------------------------------   if an entity              title below)       below)         7. Individual or
                    (Street)                        (voluntary)         ----               ----                   Joint/Group Filing
                                                                                                                  Form filed by One
                                                                           ---------------------------          X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
                                                                                                               ---

South Orange,          NJ              07079
------------------------------------------------------------------------------------------------------------------------------------
    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share              285,625                       D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share              375,000                       I                    In trust for Self
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share              3,125,000                     I                    In trust for Spouse(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per share              2,875,000                     I                    By Children (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).                                 SEC 1473 (3-99)

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
               TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 3 (CONTINUED)   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE
                                SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Options to Purchase Common        Currently  5/31/01      Common Stock       250,000       $2.50         D
Stock, $0.001 par value per                               $0.001 par value
share                                                     per share
------------------------------------------------------------------------------------------------------------------------------------
Options to Purchase Common        Currently  5/31/04      Common Stock       500,000       $3.00         D
Stock, $0.001 par value per                               $0.001 par value
share                                                     per share
------------------------------------------------------------------------------------------------------------------------------------
Options to Purchase Common        Currently  3/8/05       Common Stock       300,000        (3)          D
Stock, $0.001 par value per                               $0.001 par value
share                                                     per share
------------------------------------------------------------------------------------------------------------------------------------
Options to Purchase Common                                Common Stock       31,125                      I             By Children
Stock, $0.001 par value per                               $0.001 par value
share                                                     per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses: (1) The 3,125,000 shares of Common Stock are held in trust by Elise Entman, the spouse of the Reporting
                              Person. Mr. Entman disclaims beneficial ownership of the shares of Common Stock held by the trust for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.
                          (2) The 2,875,000 shares of Common Stock are held by Brian Entman (1,437,500 shares) and Scott Entman
                              (1,437,500 shares), the children of the Reporting Person. Mr. Entman disclaims beneficial ownership of the shares of Common Stock held by his children for purposes of Section 16 of the Securities
                              Exchange Act of 1934 and for all other purposes.
                          (3) The options to purchase 300,000 shares of common stock held by Frederick Entman are exercisable at a price per share equal to the initial public offering price of H Power Corp.'s common stock, assumed for purposes of this table to be $12.00 per share.

                                                                          /s/ Frederick Entman                       8/1/00
                                                                       -------------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                  Page 2
                                                                                                                   SEC 1473 (3-99)